EXHIBIT 99.1
FORM 51-102F3
MATERIAL CHANGE REPORT UNDER
NATIONAL INSTRUMENT 51-102

1.	Name and Address of Company

Trizec Canada Inc. (“Trizec Canada”)
181 Bay St., Suite 3820
BCE Place
Toronto, ON M5J 2T3

2.	Date of Material Change

June 5, 2006

3.	News Release

A news release with respect to the material change referred to in this report was issued through Business Wire on June 5, 2006 and filed on the system for electronic document analysis and retrieval (SEDAR).

4.	Summary of Material Change

On June 5, 2006, Trizec Canada together with Trizec Properties, Inc. (“Trizec Properties”) entered into a definitive merger agreement and plan of arrangement agreement (the “Acquisition Agreement”) with entities owned by Brookfield Properties Corporation (“Brookfield”) for Brookfield to acquire both Trizec Properties and Trizec Canada in a transaction valued at U.S. $8.9 billion (the “Transaction”). Under the terms of the Acquisition Agreement, Brookfield will acquire all outstanding shares of common stock of Trizec Properties that are not owned by Trizec Canada for US $29.01 per share in cash and will acquire all outstanding subordinate voting shares (“SVS”) and multiple voting shares of Trizec Canada for US $30.97 (Cdn. $34.09) per share in cash. The additional $1.96 cash consideration per Trizec Canada share reflects the value of Trizec Canada’s net assets other than its approximate 38% interest in Trizec Properties. Holders of Trizec Canada’s shares may have the option to receive a part of their consideration in the form of preferred shares of Brookfield in lieu of all cash consideration. Holders of common units in Trizec Holdings Operating LLC, a subsidiary of Trizec Properties, will have the right to receive US $29.01 per common unit in cash, or to receive a common or preferred units in the surviving limited liability company subsidiary. Brookfield is joined in the transaction by The Blackstone Group.

5.	Full Description of Material Change

On June 5, 2006 an Agreement and Plan of Merger and Arrangement Agreement (the “Acquisition Agreement”) was entered into by Trizec Properties, Trizec Holdings Operating LLC (the “Operating Company”), Trizec Canada, Grace Holdings LLC (“Parent”), Grace Acquisition Corporation, a wholly-owned subsidiary of Parent (“MergerCo”), 4162862 Canada Limited, an affiliate of Parent (“AcquisitionCo”) and Grace OP LLC (“Merger Operating Company”).

Pursuant to the terms of the Acquisition Agreement, Parent will acquire all of the outstanding shares of common stock of Trizec Properties other than the shares of Trizec Properties owned by Trizec Canada and all of the outstanding shares of Trizec Canada for US $29.01 for each Trizec Properties common share and US $30.97 (Cdn. $34.09) for each Trizec Canada subordinate voting share (“SVS”) and multiple voting share, of which US $1.96 reflects the value of Trizec Canada’s net assets other than its approximate 38% interest in Trizec Properties. Shareholders of Trizec Canada may have the option to receive a portion of the consideration for their Trizec Canada shares in the form of preferred shares of Brookfield. Holders of common limited liability company interests in the Operating Company will have the right to receive US $29.01 per common unit in cash, or to receive a common or preferred limited liability company interest in the surviving limited liability company subsidiary.

The cash consideration for the Trizec Properties common stock represents an 18% premium over the closing price of Trizec Properties common stock on the NYSE on June 2, 2006 of US $24.60 and a 24% premium over the 10-day average closing price for Trizec Properties common stock on the NYSE. The cash consideration for the Trizec Canada SVS represents a 30% premium over the closing price of Trizec Canada’s SVS on the TSX on June 2, 2006 of Cdn. $26.19 (US $23.79) and a 35% percent premium over the 10-day average closing price for Trizec Canada SVS on the TSX.

The Acquisition Agreement provides for the implementation of the transaction through a business combination involving a merger (the “Trizec Merger”) of Trizec Properties and MergerCo; a merger (the “OP Merger”) of Merger Operating Company with and into the Operating Company and a plan of arrangement (the “Plan of Arrangement”) pursuant to Section 192 of the Canada Business Corporations Act (“CBCA”) involving Trizec Canada pursuant to which, among other things, AcquisitionCo will become the sole shareholder of Trizec Canada.

Closing of the transactions contemplated by the Acquisition Agreement (the “Transactions”) is contingent upon customary closing conditions and the approval of the shareholders of each of Trizec Canada and Trizec Properties at special meetings to be held on dates to be determined. Both Trizec Properties and Trizec Canada expect to continue to pay regular quarterly dividends in accordance with their past practice and stockholders will receive a pro rata payment for any partial dividend period until closing of the Transactions. The Transactions are not contingent on receipt of financing by Parent.

The obligations of Parent, MergerCo, AcquisitionCo and Merger Operating Company have been guaranteed by Brookfield, as to a maximum of US $1,100,000,000.

Support Agreements

P.M. Capital Inc. (“PMC”), the registered and beneficial owner of 7,522,283 multiple voting shares of Trizec Canada and 1,972,435 SVS of Trizec Canada (together with any voting securities of Trizec Canada acquired by PMC after the date hereof “PMC Subject Shares”), has entered into a support agreement (the “PMC Support Agreement”) with Parent and AcquisitionCo.

Trizec Canada, the registered and beneficial owner of 59,922,379 shares of common stock, 100 special voting shares and 100,000 shares of class F convertible stock of Trizec Properties (together with any other voting securities of Trizec Properties acquired after the date hereof, the “Trizec Canada Subject Shares”), has entered into a support agreement (the “Trizec Canada Support Agreement”) with Parent and MergerCo.

Pursuant to the Trizec Canada Support Agreement, Trizec Canada agreed, at any time prior to the earliest to occur of the effective time of the Trizec Merger, the termination of the Acquisition Agreement, or the withdrawal, modification or change in recommendation of the board of Trizec Properties recommending to Trizec Properties’ shareholders that they adopt the Acquisition Agreement (the “Trizec Canada Expiration Date”) to (i) vote in favor of the approval of the Acquisition Agreement and the transactions contemplated thereby, and (ii) vote against any (A) approval of any proposal made in opposition to or competition with consummation of the transactions contemplated by the Acquisition Agreement, (B) approval of any proposal or offer from any party other than Parent or an affiliate of Parent relating to a merger, consolidation or similar transaction involving Trizec Properties or sale or other disposition, directly or indirectly, of 20% or more of the consolidated assets of Trizec Properties, the issue, sale or other disposition by Trizec Properties of securities representing 20% or more of the votes associated with the outstanding voting equity securities of Trizec Properties, any tender offer or exchange offer to acquire beneficial ownership of 20% or more of the outstanding common shares of Issuer or any transaction similar to that contemplated by the Acquisition Agreement, (C) approval of any action or proposal that is intended to, or is reasonably likely to, result in the conditions of Trizec Properties’s obligations under the Acquisition Agreement not being fulfilled, (D) any amendment of the charter or by-laws of Trizec Properties or any of the organizational documents of any subsidiary of Trizec Canada that is not requested or expressly approved by Parent, (E) any action which would reasonably be expected to impede, interfere with, delay, postpone or materially adversely affect consummation of the transactions contemplated by the Acquisition Agreement, and (F) any dissolution, liquidation or winding up of Trizec Properties.

Similarly, pursuant to the PMC Support Agreement, PMC agreed, at any time prior to the earliest to occur of the effective time of the Plan of Arrangement, the termination of the Acquisition Agreement, or the withdrawal, modification or change in recommendation of the board of Trizec Canada recommending to shareholders that they approve the Plan of Arrangement (the “PCI Expiration Date”), to (iii) vote in favor of the approval and adoption of the Plan of Arrangement and the transactions contemplated thereby, and (iv)

vote against any (A) approval of any proposal made in opposition to or competition with consummation of the Plan of Agreement, (B) approval of any proposal from any party other than Parent or an affiliate of Parent relating to the sale or other disposition, directly or indirectly, of 20% or more of the consolidated assets of Trizec Canada, the issue, sale or other disposition by Trizec Canada of securities representing 20% or more of the votes associated with the outstanding shares of Trizec Canada, take-over bid, tender offer or other offer or proposal to acquire beneficial ownership of 20% or more of the votes attached to the outstanding shares of Trizec Canada or any transaction similar to that contemplated by the Acquisition Agreement, (C) approval of any proposal that is intended to, or is reasonably likely to, result in the conditions of Trizec Canada’s obligations under the Acquisition Agreement not being fulfilled, (D) any amendment of the charter or by-laws of Trizec Canada that is not requested or expressly approved by Parent, (E) any action which would reasonably be expected to impede, interfere with, delay, postpone or materially adversely affect consummation of the transactions contemplated by the Plan of Arrangement and (F) any dissolution, liquidation or winding up of Trizec Canada.

Under the Trizec Canada Support Agreement, Trizec Canada has granted to, and appointed Brookfield Properties Corporation or any individual designated by Brookfield Properties Corporation, as Trizec Canada’s irrevocable (until the termination date of the Trizec Canada Support Agreement) agent, attorney-in-fact, and proxy (with full power of substitution) to vote the Trizec Canada Subject Shares as described above. Under the PMC Support Agreement, PMC has granted to, and appointed Brookfield Properties Corporation or any individual designated by Brookfield Properties Corporation, as PMC’s irrevocable (until the termination date of the PMC Voting Agreement) agent, attorney-in-fact, and proxy (with full power of substitution) to vote the PMC Subject Shares as described above.

Pursuant to the Trizec Canada Support Agreement and the PMC Support Agreement, each of Trizec Canada and PMC has agreed, while such agreements are in effect, and except as contemplated thereby, not to (i) transfer, assign, sell, gift-over, pledge, encumber or otherwise dispose of, or consent to any of the foregoing with respect to, any or all of the respective Trizec Canada Subject Shares or PMC Subject Shares, as applicable, or any right or interest therein (“Transfer”); (ii) enter into any contract, option or other agreement, arrangement or understanding with respect to any Transfer; (iii) grant any proxy, power-of-attorney or other authorization or consent with respect to any of the Trizec Canada Subject Shares or the PMC Subject Shares except to Brookfield Properties Corporation or any individual designated by Brookfield Properties Corporation; (iv) deposit any of the holdings into a voting trust, or enter into a voting agreement or arrangement with respect to any of the Trizec Canada Subject Shares or PMC Subject Shares (other than with respect to PMC Subject Shares, an existing trust arrangement in place on behalf of Peter Munk and subject to the ability of PMC to transfer up to 3,000,000 of the PMC Subject Shares), or (v) take any action that would make any representation or warranty of Trizec Canada or PMC, as applicable, contained in the Trizec Canada Support Agreement and the PMC Support Agreement being untrue or incorrect or have the effect of preventing or disabling Trizec Canada or PMC, as applicable, from performing its obligations under the Trizec Canada Support Agreement and the PMC Support Agreement.

The Trizec Canada Support Agreement and the PMC Support Agreement will terminate on the Trizec Canada Expiration Date and the PCI Expiration Date, respectively.

As of June 5, 2006, the securities subject to the Trizec Canada Support Agreement represent approximately 38% of the outstanding voting power of the Common Stock of Trizec Properties. The Trizec Canada Support Agreement will also apply to any shares of Issuer Common Stock acquired by Trizec Canada after the date thereof.

Termination Fee

The Acquisition Agreement contemplates that the board of directors of Trizec Canada or Trizec Properties may change its recommendation with respect to the Transaction and terminate the Acquisition Agreement, if, in the case of Trizec Canada, Trizec Canada receives a superior proposal that relates to more than 50% of the Trizec Canada SVS and multiple voting shares or all or substantially all of the assets of Trizec Canada and its subsidiaries taken as a whole or if, in the case of Trizec Properties, Trizec Properties receives a superior proposal that relates to more than 50% of the Trizec Properties common shares or all or substantially all of the assets of Trizec Properties and its subsidiaries taken as a whole or, in either case, if Trizec Canada and Trizec Properties receive a combined superior proposal prior to shareholder approval of the Transaction and, in each case, which the board of directors of Trizec Canada or Trizec Properties or both, as applicable, determine in their good faith judgment (after consultation with its financial and outside legal advisors) to be more favourable to their respective shareholders from a financial point of view and financing for the new proposal, to the extent required, is then committed or, in the good faith judgment of the boards of directors of Trizec Properties and Trizec Canada, is reasonably likely to be available. Such termination is subject to payment of a specified termination fee in a maximum aggregate amount, in the case of a combined superior proposal, of U.S. $115 million and expenses of Parent in a maximum aggregate amount of U.S. $25 million.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

N/A

7.	Omitted Information

N/A
8.	Executive Officer

For further information contact Robert Wickham, President of Trizec Canada at 416-682-8600.

DATED this 5th day of June, 2006.

Per:	/s/ Robert B. Wickham
Robert B. Wickham
President